UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Encision Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29254Q104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29254Q104

1.	Names of Reporting Persons Intertec Healthcare Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only). 20-5665702

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States- DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 615,490

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 615,490

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,490

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29254Q104

1.	Names of Reporting Persons Intertec Healthcare Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 20-5664786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States- DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 615,490

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 615,490

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,490

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29254Q104

1.	Names of Reporting Persons Ruediger Naumann-Etienne I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 615,490

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 615,490

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,490

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)                  Name of Issuer

Encision Inc.

(b)                  Address of Issuer’s Principal Executive Offices

6797 Winchester Circle
Boulder, Colorado  80301

Item 2.

(a) – (c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by:

Intertec Healthcare Management, L.L.C. (“LLC”), Intertec Healthcare Partners, L.P. (“LP”) and Ruediger Naumann-Etienne  (the “Manager”).  LLC is the General Partner of LP and the Manager is the managing member of LLC.

The Business Address of LLC, LP and the Manager is 5980 Horton Street, Suite 390, Emeryville, CA 94608; LLC is a Delaware limited liability company, LP is a Delaware limited partnership and the Manager is a U.S. citizen.

LLC, LP and the Manager are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(d)              Title of Class of Securities

Common Stock

(e)                   CUSIP Number

29254Q104

Item 3.                         If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.                         Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                  Amount beneficially owned:  See Row 9 for the amount beneficially owned by each Reporting Person.

(b)                  Percent of class:  See Row 11 for the percentage of class beneficially owned by each Reporting Person based on 6,447,100 shares of common stock outstanding as of December 31, 2007.

(c)                   Number of shares as to which the person has:

(i)                     Sole power to vote or to direct the vote:  See Row 5 for the sole voting power for each Reporting Person.

(ii)                  Shared power to vote or to direct the vote:  See Row 6 for the shared voting power for each Reporting Person.

(iii)               Sole power to dispose or to direct the disposition of:  See Row 7 for the sole dispositive power for each Reporting Person.

(iv)              Shared power to dispose or to direct the disposition of:  See Row 8 for the shared dispositive power for each Reporting Person.

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see
§240.13d-3(d)(l).

Item 5.                         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.                         Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.                         Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(g) of the Act and the rules thereunder,   although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a “group.”  The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons.  A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit A.

Item 9.                         Notice of Dissolution of Group

N/A

Item 10.                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P.

By:	Intertec Healthcare Management, L.L.C.
Its: General Partner

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

/s/ Ruediger Naumann-Etienne
Ruediger Naumann-Etienne

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Encision Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated:    February 6, 2008

INTERTEC HEALTHCARE MANAGEMENT, L.L.C.

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

INTERTEC HEALTHCARE PARTNERS, L.P.

By:	Intertec Healthcare Management, L.L.C.
Its: General Partner

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne
Title: Managing Member

By:	/s/ Ruediger Naumann-Etienne
Name: Ruediger Naumann-Etienne